SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION

401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)

2801 Highway 280 South

Birmingham, Alabama  35223

(205) 268-1000

TABLE OF CONTENTS

Financial Statements and Exhibits

			Sequentially Numbered Page(s)
(a)	Financial Statements

		Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	3

	(i)	Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4

	(ii)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	5

	(iii)	Notes to Financial Statements December 31, 2009 and 2008	6-13

(b)	Supplemental Schedule

	I. Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2009		15

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c)	Exhibits

	23	Consent of PricewaterhouseCoopers LLP	1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Protective Life Corporation 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protective Life Corporation 401(k) Retirement Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PRICEWATERHOUSECOOPERS LLP

Birmingham, Alabama

June 28, 2010

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2009	2008
Assets
Investments, at fair value (Notes 3, 5, and 10):
Protective Life Corporation common stock	$33,223,626	$24,205,996
Mutual funds	49,814,471	29,925,459
Collective trust funds	37,843,622	38,109,476
Participant loans	4,069,987	4,089,176
Total investments at fair value	124,951,706	96,330,107

Participant contributions receivable	—	256,706
Employer contributions receivable	212,387	453,300
Accrued interest receivable	—	525
Total assets	125,164,093	97,040,638
Liabilities
Accrued expenses and other liabilities	—	39,565
Note payable to affiliate (Note 4)	—	852,868
Accrued interest on note payable to affiliate	—	63,965
Total liabilities	—	956,398
Net assets available for benefits at fair value	125,164,093	96,084,240
Adjustment from fair value to contract value for investment in fully benefit-responsive contract	263,226	561,536
Net assets available for benefits	$125,427,319	$96,645,776

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended
December 31, 2009
Additions
Contributions
Participant contributions	$8,872,163
Rollovers	462,915
Employer contributions	5,165,751
Total contributions	14,500,829
Investment income
Dividends	1,528,297
Interest	251,528
Net appreciation in the fair value of investments (Notes 3 and 5)	22,573,931
Total investment income	24,353,756
Total additions	38,854,585
Deductions
Benefits paid to participants	9,988,106
Administrative fees	84,936
Total deductions	10,073,042
Net increase	28,781,543
Net assets available for benefits
Beginning of year	96,645,776
End of year	$125,427,319

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investments and Income Recognition

The mutual funds and common stock investments are valued at fair value based on quoted market prices.

Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in collective trust funds are valued at the unit value, as reported by the trustee of the collective trust fund on each valuation date.

Participant loans are valued at amortized cost, which approximates market value.

Purchases and sales of investments are reflected as of the trade date. Interest income is recorded when earned.

Dividend income is recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciations or depreciation on those investments.

Participant Contributions Receivable

Participant contributions are accrued based on unremitted deductions from participating employees’ compensation.

Employer Contributions Receivable

For the year ended December 21, 2008, Protective Life Corporation and its subsidiaries (the “Employer”) made matching contributions in shares of Employer common stock during the first quarter of the following year. These Employer contributions were accrued based on participant contributions. The number of shares to be contributed was calculated based on the average fair value of the related shares as defined in the Plan document. The receivable was valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Effective January 1, 2009, the Employer began making matching contributions in cash. For the year ended December 31, 2009, the Employer contribution receivable was the accrued cash amount due from the Employer as of the reporting date.

Payment of Benefits

Benefits paid to participants are recorded when paid. As of December 31, 2009, $233 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein.  Actual results could differ from those estimates.

Accounting Pronouncements Recently Adopted

The Plan’s financial statements have been prepared in conformity with GAAP. On July 1, 2009, the Financial Accounting Standards Board (“FASB”) released the authoritative version of its new Accounting Standards Codification (the “Codification”) as the single source for GAAP, which replaces all previous GAAP accounting standards. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is organized. The Plan adopted the Codification to reference GAAP accounting standards in its December 31, 2009 financial statements. The adoption of the Codification did not impact the Plan’s financial statements except for references made to authoritative accounting literature in the footnotes.

In February 2010, the FASB issued Update No. 2010-09, which amends the Subsequent Events topic of the Codification. The amendments in this update require entities that are United States Securities and Exchange Commission (the “SEC”) filers to evaluate subsequent events through the date that the financial statements are issued. Additionally, SEC filers are no longer required to disclose the date through which subsequent events were evaluated. The amendments in this update were effective upon issuance. The Plan adopted this amendment for the period ended December 31, 2009, and we have provided the disclosures required for the period ended December 31, 2009.

Accounting Pronouncements Not Yet Adopted

In January 2010, the FASB issued Update No. 2010-06, which amends the Fair Value Measurements and Disclosures topic of the Codification. The amendments in this update require new disclosures about transfers in and out of Level 1 and Level 2 fair value measurements and the activity in Level 3 fair value measurements and, in addition, clarify existing disclosures required for levels of disaggregation and inputs and valuation techniques. These amendments will be effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Plan expects to adopt this amendment for the period ended December 31, 2010, and will provide the disclosures required for the period ended December 31, 2010.

2.  PLAN DESCRIPTION

Protective Life Corporation shareowners approved the Plan to provide retirement benefits for eligible employees of the Employer. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The assets of the Plan were held and invested by The Northern Trust Company (“NT”) through February of 2009. The assets were then transferred to Fidelity Management Trust Company (the “Trustee”) who now serves as the Trustee of the Plan.  Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions. The Trustee or its affiliates also began providing recordkeeping services for the Plan, replacing Hewitt Associates.

The Plan was amended and restated as of January 1, 2008. Effective January 1, 2008, the Plan was amended to permit Roth contributions which can be made in lieu of some or all of the pre-tax contributions that the participant is otherwise eligible to make under the Plan. In addition, no profit sharing contributions shall be made to the Plan with respect to Plan years after 2007.

In general, full-time and part-time employees of Protective Life Corporation and its participating subsidiaries who are listed in and paid through the Company’s payroll system, may enroll in the Plan as soon as administratively practicable after their date of hire. Independent contractors, employees who work for the Company through a third-party agency (such as a contracting services firm or a temporary agency) and union members (unless the collective bargaining agreement provides for participation in the Plan) are not eligible to participate.

Protective Life Corporation matches employees’ pre-tax and/or Roth contributions dollar-for-dollar on the first 4% of eligible pay contributed to the Plan. Prior to 2009, Employer matching contributions were made in Employer common stock through an employee stock ownership plan (“ESOP”) feature. Participants could transfer the matching contributions to other investment choices available under the Plan. Beginning January 1, 2009, the Employer adopted cash matching for participant contributions to the Plan. These cash matching contributions are invested according to the participants’ investment elections for their pre-tax and/or Roth contributions.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the participants’ pre-tax, Roth and rollover contributions, their allocated portion of Employer matching and prior profit sharing contributions (for 2008), employer cash matching (for 2009) and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.  Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more. However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant’s account in Employer common stock shall be distributed in the form of a lump-sum distribution of either Employer common stock or cash as the participant (or beneficiary) elects.

Contributions

The Plan is funded by pre-tax and designated Roth participant contributions, not to exceed $16,500 in 2009 (plus certain “catch-up contributions” for certain eligible participants), employee rollover contributions, and Employer matching contributions.  Participant contributions cannot exceed 25% of total employee compensation. Participant contributions, made on a pre-tax basis qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Service Code (“IRC”).

The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year.  Prior to 2009, the Employer matching contribution was made in Employer common stock through an ESOP feature.  Effective January 1, 2009, the Employer adopted cash matching for employee contributions to the Plan. On the first pay period in May 2009, eligible employees received a “true up” matching contribution for pay periods from January 1, 2009 through April 30, 2009. Employer matching contributions beginning for the first pay period in May 2009 were made on or about the date of each pay period.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan.  The Plan currently offers eleven mutual funds and five collective trust funds, as well as Employer common stock, as investment options.  Beginning in 2009, all Employer matching contributions are made in cash and are invested according to the participants’ elections. Prior to 2009, all Employer matching contributions were invested in Employer stock through an ESOP. All participants are allowed to diversify 100% of their ESOP balances into other fund options at any time.

Participant pre-tax contributions and Employer matching contributions, and earnings thereon, are not subject to Federal income tax until the funds are disbursed from the Plan. Roth contributions are subject to Federal income tax when made to the Plan, but are not subject to taxation thereafter; earnings on Roth contributions are not subject to Federal income tax when distributed from the Plan if paid as part of a “qualified distribution” under the IRC.

All participant contributions, rollover contributions, and Employer matching contributions are fully vested at all times.

Participant loans

Provisions of the Plan allow participants to obtain loans based on their individual account balance. Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%. Loans to acquire a principal residence are made for terms up to 15 years. Interest earned on the loans is reinvested in the Plan. Interest rates on outstanding participant loans ranged from 4.25% to 10.50% as of December 31, 2009 and 2008.

Administrative Expenses

Administrative expenses for the Plan are paid by the Employer, except for brokerage commissions paid on Employer stock fund transactions, investment management fees, and fees for certain specific types of transactions.  Commissions paid on Employer stock fund transactions are reflected in the financial statements as either a reduction of participant contributions or reduction of proceeds on sales.  Investment management fees on collective trust funds of $47,400 were paid by participants in 2009 and are reflected in the statement of changes in net assets available for benefits.  Transaction fees paid by the Plan for 2009 were $37,536, as reflected in the statement of changes in net assets available for benefits. These transaction fees are collected from the accounts of the individual participants for whom the specific transactions are executed.

3.  INVESTMENTS

Investment information as of December 31, 2009 and 2008 is as follows:

	Fair Value
	2009	2008
*Protective Life Corporation common stock	$33,223,626	$24,205,996
Mutual Funds
Columbia Mid Cap Index Fund	1,322,964	—
Columbia Large Cap Index Fund	1,720,473	—
Dodge & Cox International Stock Fund	7,815,449	4,666,172
Dodge & Cox Stock Fund	13,899,877	10,251,220
Neuberger Berman Genesis Trust	10,520,965	7,782,850
T. Rowe Price Growth Stock Fund	9,276,237	6,011,048
T. Rowe Price Retirement 2015 Fund	1,168,063	395,724
T. Rowe Price Retirement 2025 Fund	1,155,227	424,168
T. Rowe Price Retirement 2035 Fund	750,620	244,768
T. Rowe Price Retirement 2045 Fund	476,145	149,509
Vanguard Total Band Market Index Fund	1,708,451	—
Total mutual funds	49,814,471	29,925,459
Collective Trust Funds
Northern Aggregate Bond Index Fund	2,722,649	2,928,078
Northern Midcap S&P 400 Index Fund	5,024,925	4,256,674
Northern Russell 3000 Index Fund	1,472,947	1,371,199
Northern S&P 500 Index Fund	6,947,792	6,425,475
Stable Value Fund	21,675,309	22,304,590
*Northern Short-Term Investment Fund	—	823,460
Total collective trust funds	37,843,622	38,109,476
Participant loans	4,069,987	4,089,176
Total investments at fair value	$124,951,706	$96,330,107

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$13,300,639
Collective trust funds	2,248,971
Protective Life Corporation common stock	7,024,321
$22,573,931

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits as of December 31, 2009 and 2008:

	2009	2008
* Protective Life Corporation common stock (2,007,386 and 1,686,829 shares, respectively)	$33,223,626	$24,205,996
Dodge and Cox International Stock Fund	7,815,449	—
Dodge & Cox Stock Fund	13,899,877	10,251,220
Neuberger Berman Genesis Trust	10,520,965	7,782,250
Northern S&P 500 Index Fund	6,947,792	6,425,475
Stable Value Fund, at contract value	21,938,535	22,866,126
T. Rowe Price Growth Stock Fund	9,276,237	6,011,048

*  For 2008, investment includes both participant-directed and nonparticipant-directed amounts. Beginning January 1, 2009, all investments are participant directed.

4.  UNALLOCATED SHARES AND NOTE PAYABLE TO AFFILIATE

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer common stock from the Employer at a cost of $6,890,000. The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable was secured by the unallocated shares.

On January 29, 2009, the Employer satisfied the 2008 matching contribution of $4,841,582 by allocating to Plan participants 128,995 of the previously unallocated shares at a total value of $4,192,080, allocating 511 forfeiture shares at a total value of $16,606, and contributing 19,474 shares at a total value of $632,896. Amounts forfeited by participants will be applied to reduce future Employer contributions. The 19,474 shares contributed by the Employer were accrued by the Plan as Employer contributions receivable (calculated as discussed in Note 1) in the accompanying statement of net assets available for benefits as of December 31, 2008 in the amount of $453,300. The balance of the note as of December 31, 2008 was $852,868.

Due to the adoption of a cash match for Employee contributions, the principal balance of the note plus any accrued interest as of December 31, 2008 was paid in full at the beginning of 2009.

5.  NONPARTICIPANT-DIRECTED INVESTMENTS

Beginning January 1, 2009, the Plan was amended whereby there were no longer nonparticipant-directed investments within the Plan and the Employer match is now made in cash to be participant-directed.

As of December 31, 2008, information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

As of
December 31, 2008
Assets
Protective Life Corporation common stock	$15,979,199
Northern Short-Term Investment Fund	751,906
Employer contributions receivable	453,300
Accrued interest receivable	452
Total assets	17,184,857
Liabilities
Note payable to affiliate	852,868
Accrued interest on note payable to affiliate	63,965
Total liabilities	916,833
Net assets	$16,268,024

For The Year Ended
December 31, 2008
Changes in net assets
Dividends and interest	$966,991
Net depreciation in the fair value of investments	(30,590,952)
Transfers to other funds within Plan	(2,706,778)
Employer contributions	453,180
Benefits paid to participants	(2,546,290)
Interest expense on note payable to affiliate	(63,965)
Total changes in net assets	$(34,487,814)

6.  INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated April 4, 2008, related to the Plan document.

The Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt as of December 31, 2009 and 2008. Therefore, no provision for income taxes is included in the Plan’s financial statements.

7.  TERMINATION PRIORITIES

In the event the Plan is terminated, the amount of each participant’s account balance becomes fully vested and shall not thereafter be subject to forfeiture. Any asset not required to be distributed to participants will be returned to the Employer.

8.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, mutual funds, collective trust funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits and the amounts reported in the statement of changes in net assets available for benefits.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2009	2008
Net assets available for benefits per the financial statements	$125,427,319	$96,645,776
Amounts allocated to withdrawing participants	(233)	(11,641)
Fair value adjustment	(263,226)	(561,536)
Net assets available for benefits per Form 5500	$125,163,860	$96,072,599

The following is a reconciliation to the changes in net assets available for benefits per the financial statements to the Form 5500:

For The Year Ended
December 31, 2009
Net increase per the financial statements	$28,781,543
Change in adjustment from contract value to fair value for investment in fully benefit-responsive contract	298,310
Change in amounts allocated to withdrawing participants	11,408
Net increase per Form 5500	$29,091,261

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

For The Year Ended
December 31, 2009
Benefits paid to participants per the financial statements	$9,988,106
Add: Amounts allocated to withdrawing participants at December 31, 2009	233
Less: Amounts allocated to withdrawing participants at December 31, 2008	(11,641)
Benefits paid per Form 5500	$9,976,698

10.  FAIR VALUE MEASUREMENTS

The Fair Value Measurements and Disclosures Topic of the Codification provides a definition of fair value that focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement and not an entity-specific measurement, and requires expanded disclosures about fair value measurements. In accordance with the Fair Value Measurements and Disclosures Topic, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.

To increase consistency and comparability in fair value measurement and related disclosures, the Plan utilizes the fair value hierarchy required by the Fair Value Measurements and Disclosures Topic which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•                  Level 1 — Quoted prices in active markets for identical debt and equity securities.

•                  Level 2 — Prices determined using other significant observable inputs that other market participants would use in pricing a security, including quoted prices for similar securities.

•                  Level 3 — Prices determined using significant unobservable inputs. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

There have been no changes in the valuation methodologies used at December 31, 2009 and 2008 to value the Plan’s assets at fair value, a summary of which is as follows:

Mutual funds are valued at the Net Asset Value of shares held by the Plan at year end.

The collective trust funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date. The fund does not, to the best of our knowledge, have any unfunded commitments. It has daily liquidity with trades settling between one and three days and is fully benefit responsive to participant transactions at the measurement date.

The Protective Life Corporation common stock is valued based on the closing price of the common stock as quoted on the NASDAQ Global Select Market.

Participant loans are valued at amortized cost, which approximates fair value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

2009	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$4,751,888	$—	$—	$4,751,888
Growth funds	41,512,528	—	—	41,512,528
Balanced funds	3,550,055	—	—	3,550,055
Employer common stock	33,223,626	—	—	33,223,626
Collective trust funds
Index funds	—	16,168,313	—	16,168,313
Income/Bond	—	21,675,309	—	21,675,309
Participation loans	—	—	4,069,987	4,069,987
Total assets at fair value	$83,038,097	$37,843,622	$4,069,987	$124,951,706

2008	Level 1	Level 2	Level 3	Total

Mutual funds	$29,925,459	$—	$—	$29,925,459
Employer common stock	24,205,996	—	—	24,205,996
Collective trust funds	—	38,109,476	—	38,109,476
Participation loans	—	—	4,089,176	4,089,176
Total assets at fair value	$54,131,455	$38,109,476	$4,089,176	$96,330,107

The table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3

Balance, beginning of year	$4,089,176
Purchases, sales, issuances and settlements (net)	(19,189)
Balance, end of year	$4,069,987

11.  RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of the trustee. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2009, the Plan purchased 568,553 units of Protective Life Corporation Common Stock for $15,913,377 and disposed of 222,320 units for $3,409,477. Quarterly dividends of $0.12 per share were declared and paid by the Company on various dates throughout the year. The Plan received $384,319 in dividend payments related to the common stock of the Company for the year ended December 31, 2009. These transactions qualify as party-in-interest transactions.

12.  SUBSEQUENT EVENTS

Effective February 16, 2010, the Legg Mason Batterymarch Emerging Markets Trust and the P1MCO Real Return Fund were added as new investment options under the Plan. These new funds were added to further enhance the Plan’s investment options by offering more choices in the foreign equities and fixed income investment classes.

Effective March 31, 2010, the Plan initiated the systematic process of liquidating the remaining assets that are still invested in the Northern Trust funds. Once each Northern Trust fund is completely liquidated, the balance will be automatically mapped to the corresponding fund already offered in the Plan as described below:

Northern Trust Funds	Fidelity Offered Funds
Northern S&P 500 Index Fund	Columbia Large Cap Index Fund
Northern Aggregate Bond Index Fund	Vanguard Total Band Market Index Fund
Northern Russell 3000 Index Fund	Columbia Large Cap Index Fund
Northern Midcap S&P 400 Index Fund	Columbia Mid Cap Index Fund

It is not known at this time how long it will take to fully liquidate these funds.

Effective April 1, 2010, the Plan began collecting a quarterly fee from Plan participants to share in administrative expenses.

Management has evaluated the effects of events subsequent to December 31, 2009, and through the date we filed the financial statements of the Plan with the United States Securities and Exchange Commission included herein. All accounting and disclosure requirements related to subsequent events are included in our financial statements.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN

EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investments			d. Cost	e. Current Value

*	Protective Life Corporation	Common Stock	2,007,386	shares	A	$33,223,626
	Columbia Mid Cap Index Fund	Mutual Fund	143,178	shares	A	1,322,964
	Columbia Large Cap Index Fund	Mutual Fund	79,985	shares	A	1,720,473
	Dodge & Cox International Stock Fund	Mutual Fund	245,383	shares	A	7,815,449
	Dodge & Cox Stock Fund	Mutual Fund	144,580	shares	A	13,899,877
	Neuberger Berman Genesis Trust	Mutual Fund	268,050	shares	A	10,520,965
	T. Rowe Price Growth Stock Fund	Mutual Fund	337,195	shares	A	9,276,237
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	109,472	shares	A	1,168,063
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	108,881	shares	A	1,155,227
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	70,481	shares	A	750,620
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	47,143	shares	A	476,145
	Vanguard Total Band Market Index Fund	Mutual Fund	165,068	shares	A	1,708,451
*	Northern Aggregate Bond Index Fund	Collective Trust Fund	24,577	shares	A	2,722,649
*	Northern Midcap S&P 400 Index Fund	Collective Trust Fund	534,947	shares	A	5,024,925
*	Northern Russell 3000 Index Fund	Collective Trust Fund	9,536	shares	A	1,472,947
*	Northern S&P 500 Index Fund	Collective Trust Fund	50,048	shares	A	6,947,792
*	Stable Value Fund	Collective Trust Fund	21,675,309	shares	A	21,675,309
*	Participant loans	Loans, various maturities and interest rates ranging from 4.25% to 10.50%			A	4,069,987
						$124,951,706

*	Party-in-interest
A.	Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

BY:	PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By:	/s/ Steven G. Walker
Steven G. Walker

Date:       June 28, 2010